[LETTERHEAD OF MASTECH HOLDINGS, INC.]

September 11, 2008

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Mastech Holdings, Inc. (the “Company”) Registration Statement on Form 10 (File No. 001-34099)

Ladies and Gentlemen:

Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, we respectfully request that the effective date of the Registration Statement on Form 10 (File No. 001-34099) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4 p.m. Eastern Daylight Time on September 12, 2008 or as soon as practicable thereafter.

The Company acknowledges that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that they may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to James J. Barnes of Reed Smith LLP at (412) 288-7164 and that such effectiveness also be confirmed in writing.

Very truly yours,

MASTECH HOLDINGS, INC

/s/ JOHN J. CRONIN, JR.
By:	John J. Cronin, Jr.
Title:	Chief Financial Officer